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                                                Filed pursuant to Rule 424(b)(3)
                                                          File Number 333-137696


                                   PROSPECTUS


                                MICROISLET, INC.

                                3,962,389 SHARES
                                  COMMON STOCK

                               ------------------

         This prospectus may be used only for the sale or other disposition of up to 3,962,389 shares of common stock or interests therein by the selling stockholders identified in this prospectus. The selling stockholders will receive all of the proceeds from the sale or other disposition of the shares of common stock under this prospectus. We will, however, receive the proceeds from the sale of shares of our common stock to certain selling stockholders to the extent they exercise for cash their warrants identified in this prospectus. We will pay the expenses incurred in registering the shares, including legal and accounting fees.

         The selling stockholders may sell or otherwise dispose of the shares of common stock described in this prospectus in public or private transactions, on or off the American Stock Exchange, at prevailing market prices, or at privately negotiated prices. The selling stockholders may sell shares directly to purchasers or through brokers or dealers. Brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders. See the "Plan of Distribution" on page 23.

         Our common stock is quoted on the American Stock Exchange under the symbol "MII." On October 12, 2006, the last reported sale price for our common stock on the American Stock Exchange was $1.89 per share.

         AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE THE HEADING "RISK FACTORS" COMMENCING ON PAGE 2 OF THIS PROSPECTUS FOR A DISCUSSION OF THESE RISKS.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this prospectus is October 12, 2006



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                                TABLE OF CONTENTS

                                                                            PAGE

PROSPECTUS SUMMARY............................................................1

RISK FACTORS..................................................................2

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS............................17

USE OF PROCEEDS..............................................................17

ISSUANCE OF SECURITIES TO SELLING STOCKHOLDERS...............................18

SELLING STOCKHOLDERS.........................................................19

PLAN OF DISTRIBUTION.........................................................23

LEGAL MATTERS................................................................24

EXPERTS......................................................................24

WHERE YOU CAN FIND MORE INFORMATION..........................................25

INFORMATION INCORPORATED BY REFERENCE........................................25



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                    INFORMATION CONTAINED IN THIS PROSPECTUS

         YOU SHOULD RELY ONLY ON THE INFORMATION WE HAVE PROVIDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. NEITHER WE NOR THE SELLING STOCKHOLDERS HAVE AUTHORIZED ANYONE TO PROVIDE YOU WITH ADDITIONAL OR DIFFERENT INFORMATION. THE SELLING STOCKHOLDERS ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE ON THE FRONT OF THE DOCUMENT AND THAT ANY INFORMATION WE HAVE INCORPORATED BY REFERENCE IS ACCURATE ONLY AS OF THE DATE OF THE DOCUMENT INCORPORATED BY REFERENCE.

         In this prospectus, unless otherwise indicated, "MicroIslet," "our company," "we," "us" or "our" refer to MicroIslet, Inc., a Nevada corporation.



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                               PROSPECTUS SUMMARY

THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY DOES NOT CONTAIN ALL OF THE INFORMATION YOU SHOULD CONSIDER BEFORE BUYING SHARES IN THIS OFFERING. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING "RISK FACTORS" BEFORE MAKING AN INVESTMENT DECISION ABOUT OUR COMPANY.

GENERAL

         We are a biotechnology company engaged in the research, development, and commercialization of patented technologies in the field of transplantation therapy for people with insulin-dependent diabetes. Our patented islet transplantation technology, exclusively licensed from Duke University, includes methods for isolating, culturing, cryopreservation, and immuno-protection (microencapsulation) of islet cells. We intend to continue our research and development efforts and, ultimately, to introduce our products to the market. Our shares of common stock trade through the American Stock Exchange under the symbol "MII."

PRINCIPAL EXECUTIVE OFFICE

         Our mailing address is 6370 Nancy Ridge Drive, Suite 112, San Diego, California 92121, our telephone number is (858) 657-0287 and our Internet website is located at http://www.microislet.com. The information on our website is not part of this prospectus.

THE OFFERING

         This prospectus relates to the following shares:

         2,552,061 shares of common stock we sold to investors at a price of (a) $1.67 per share if the investor was a director, officer, employee or consultant of our company, or an affiliate of such person, and (b) $1.50 per share otherwise, pursuant to a private placement which we completed in August 2006;

         1,403,634 shares of common stock underlying warrants issued to investors in the above financing with an exercise price of (a) $1.67 per share if the investor was a director, officer, employee or consultant of our company, or an affiliate of such person, and (b) $1.65 per share otherwise; and

         6,694 shares of common stock issued to the investors in our private placement which we completed in December 2005 representing payment of liquidated damages which accrued through May 12, 2006.

         The 2,558,755 previously issued shares of the 3,962,389 shares offered by this prospectus are approximately 5.3% of our common shares outstanding on August 6, 2006. Assuming the 1,403,634 shares offered by this prospectus which may be issued pursuant to the exercise of warrants are outstanding, then the 3,962,389 shares represent 8.0% of our common stock. These shares are described under the heading "Issuance of Securities to Selling Stockholders", commencing on page 18 of this prospectus.


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                                  RISK FACTORS

         AN INVESTMENT IN OUR COMPANY INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN DETERMINING WHETHER OR NOT TO PURCHASE THE SHARES OF COMMON STOCK OFFERED UNDER THIS PROSPECTUS. YOU SHOULD CONSIDER THESE MATTERS IN CONJUNCTION WITH THE OTHER INFORMATION INCLUDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. OUR RESULTS OF OPERATIONS OR FINANCIAL CONDITION COULD BE SERIOUSLY HARMED, AND THE TRADING PRICE OF OUR COMMON STOCK MAY DECLINE DUE TO ANY OF THESE OR OTHER RISKS.

         THIS PROSPECTUS CONTAINS STATEMENTS THAT CONSTITUTE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS APPEAR IN A NUMBER OF PLACES IN THIS PROSPECTUS AND INCLUDE STATEMENTS REGARDING THE INTENT, BELIEF OR CURRENT EXPECTATIONS OF OUR MANAGEMENT, DIRECTORS OR OFFICERS PRIMARILY WITH RESPECT TO OUR FUTURE OPERATING PERFORMANCE. PROSPECTIVE PURCHASERS OF OUR SECURITIES ARE CAUTIONED THAT THESE FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS DUE TO VARIOUS FACTORS. THE ACCOMPANYING INFORMATION CONTAINED IN THIS PROSPECTUS, INCLUDING THE INFORMATION SET FORTH BELOW, IDENTIFIES IMPORTANT FACTORS THAT COULD CAUSE THESE DIFFERENCES. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE 17 BELOW.

RISKS RELATED TO OUR COMPANY

         WE HAVE A HISTORY OF OPERATING LOSSES AND AN ACCUMULATED DEFICIT, AND WE MAY NOT ACHIEVE OR MAINTAIN PROFITABILITY IN THE FUTURE. THESE FACTORS, WHEN COMBINED WITH OUR CASH POSITION, RAISE SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN.

         We have experienced significant operating losses in each period since our inception. As of June 30, 2006, we had incurred total losses of $36 million and our cash and cash equivalents was $1.3 million. We expect the recognition of operating losses to continue and it is uncertain when, if ever, we will become profitable. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

         We anticipate that our existing funds will be sufficient to fund our operating expenses and capital requirements into the beginning of 2007. As discussed in Note 1 to our financial statements, we expect to incur substantial additional costs, including costs related to ongoing research and development activities, preclinical studies and trials. In the event funding is not obtained we may be required to curtail operations. These factors raise substantial doubt about our ability to continue as a going concern. Our independent registered public accounting firm has included in its report on our 2005 audited financial statements an explanatory paragraph expressing substantial doubt regarding our ability to continue as a going concern.

         WE WILL NEED ADDITIONAL CAPITAL IN THE FUTURE TO SUPPORT OUR GROWTH AND RAISING SUCH CAPITAL WILL LIKELY CAUSE SUBSTANTIAL DILUTION TO EXISTING STOCKHOLDERS. IF ADDITIONAL CAPITAL IS NOT AVAILABLE WE MAY HAVE TO CURTAIL OR CEASE OPERATIONS AND YOU COULD LOSE SOME OR ALL OF YOUR INVESTMENT IN THE COMPANY.

         Our current plans indicate we will need substantial additional capital for research and development (including costs associated with developing our technology and conducting pre-clinical testing and clinical trials of our product candidates) before we have any anticipated revenue generating products.


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         When we require additional funds general market conditions or the then-current market price of our common stock may not support capital raising transactions such as additional public or private offerings of our common stock. If we require additional funds and we are unable to obtain them on a timely basis or on terms favorable to us, we may be required to scale back our development of new products, sell or license some or all of our technology or assets, or curtail or cease operations. If we raise additional funds by selling additional shares of our capital stock the ownership interest of our stockholders will be diluted.

         WE HAVE RELIED ON CAPITAL CONTRIBUTED BY RELATED PARTIES AND SUCH CAPITAL MAY NOT BE AVAILABLE IN THE FUTURE.

         A trust affiliated with Mr. John J. Hagenbuch, a significant stockholder and a director of our company, made short-term loans to us for a total of $500,000 on April 11, 2003, and May 12, 2003, to meet working capital needs. In October 2003 the notes evidencing these loans were cancelled in exchange for shares of our common stock and warrants to purchase common stock. At the same time Mr. Hagenbuch's trust purchased additional shares of our common stock for $150,000 cash. In August 2006, we completed a private placement to accredited investors of 2,552,061 shares of common stock and warrants to purchase 1,403,634 shares of common stock for net proceeds of approximately $3.9 million. These shares are included in this prospectus. Myron A. Wick, III, our Vice Chairman, and a director of the company, D-W Investments LLC, an entity affiliated with Mr. Wick and an individual affiliated with our interim Chief Financial Officer, participated in this private placement. We received a total of $633,500 in gross proceeds from them. We may not be able to obtain capital from related parties in the future. Neither Mr. Hagenbuch nor Mr. Wick, nor any of our officers, directors, or other stockholders, or their respective affiliates are under any obligation to continue to provide cash to meet our future liquidity needs.

         IF WE LOSE OUR KEY SCIENTIFIC AND MANAGEMENT PERSONNEL, OUR PRODUCT DEVELOPMENT AND COMMERCIALIZATION EFFORTS WOULD SUFFER.

         Our success is substantially dependent on the cooperation, retention and performance of our key scientific and technical personnel and advisers. Our scientific and technical staff is comprised of a small number of individuals, and some of these individuals have worked with us for four or more years. The loss of the services of any of our scientific or technical staff or advisory board may significantly delay or prevent the achievement of product development and other business objectives and could negatively impact our business, operating results and financial condition.

         WE ARE SUBJECT TO NEW CORPORATE GOVERNANCE AND INTERNAL CONTROL REPORTING REQUIREMENTS AND OUR COSTS RELATED TO COMPLIANCE WITH, OR OUR FAILURE TO COMPLY WITH, EXISTING AND FUTURE REQUIREMENTS COULD ADVERSELY AFFECT OUR BUSINESS.

         We face new corporate governance requirements under the Sarbanes-Oxley Act of 2002, as well as new rules and regulations subsequently adopted by the SEC, the Public Company Accounting Oversight Board and the American Stock Exchange. These laws, rules, and regulations continue to evolve and may become increasingly stringent in the future. In particular, we will be required to include management and independent registered public accounting firm reports on internal control over financial reporting as part of our annual report for the year ending December 31, 2007, pursuant to Section 404 of the Sarbanes-Oxley Act. We are in the process of evaluating our control structure to help ensure that we will be able to comply with Section 404 of the Sarbanes-Oxley Act.


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         We may not be able to fully comply or have the capital needed for the costs of compliance, with these laws, rules and regulations that address corporate governance, internal control reporting and similar matters. In addition, as a company with limited capital and human resources, we anticipate that more of management's time and attention will be diverted from our business to ensure compliance with these regulatory requirements than would be the case with a company that has established controls and procedures. This diversion of management's time and attention and the costs of compliance with these laws, rules and regulations may adversely affect our ability to develop products and generate revenues.

         OUR PRODUCTS MAY NOT BE SUCCESSFULLY DEVELOPED OR COMMERCIALIZED, WHICH WOULD HARM US AND FORCE US TO CURTAIL OR CEASE OPERATIONS.

         Our technologies are still in the early stages of development and we do not have any product candidate in clinical trials or on the market. We are currently working to develop our first product candidate, MicroIslet-P(TM).

         Any product candidate will require significant research and development and preclinical and clinical testing prior to regulatory approval in the United States and other countries. We may not be able to develop any products, to obtain regulatory approvals for product candidates we develop, to enter clinical trials for any of our product candidates, or to commercialize any products, on a timely basis or at all. If we are unable, for technological or other reasons, to complete the development, introduction or scale-up of manufacturing of this product or other potential products, or if our products do not achieve a significant level of market acceptance, we would be forced to curtail or cease operations.

         OUR RESEARCH AND DEVELOPMENT PROGRAMS RELY ON TECHNOLOGY LICENSED FROM THIRD PARTIES AND TERMINATION OF ANY OF THOSE LICENSES WOULD RESULT IN LOSS OF RIGHTS TO DEVELOP AND MARKET OUR PRODUCTS, WHICH WOULD SIGNIFICANTLY IMPAIR OUR BUSINESS.

         We have exclusive worldwide rights to our technology for the isolation, culture, storage and encapsulation (microencapsulation) of insulin-producing islet cells from porcine sources, through a license agreement with Duke University. Our license generally may be terminated by Duke University if we fail to perform our obligations, including obligations to conduct a research and development program and develop the licensed products for commercialization. If terminated we would lose the right to develop the licensed products, which would significantly harm our business. The license agreement contemplates that once the research and development program is completed, we and Duke University will agree upon milestones toward commercialization of the licensed products. We will be required to meet those agreed milestones, and if we fail to do so in a material way, our license rights may become non-exclusive. If disputes arise in the negotiation of those milestones, or once agreed upon, over the definition of these requirements or whether we have satisfied the requirements in a timely manner, or if any other obligations in the license agreement are disputed by Duke University, the other party could terminate the agreement and we could lose our rights to develop the licensed technology.

         WE WILL REQUIRE A SUPPLY OF DESIGNATED PATHOGEN FREE PIGS IN ORDER TO COMMENCE AND CONTINUE HUMAN CLINICAL TRIALS ON OUR MICROISLET-P(TM) PRODUCT CANDIDATE. IF WE CANNOT SECURE A SUFFICIENT ONGOING SUPPLY OF THESE PIGS FROM THE SINGLE FACILITY WHICH IS CURRENTLY ABLE TO PRODUCE THEM, WE MAY BE REQUIRED TO BUILD OUR OWN FACILITY, WHICH WOULD SUBSTANTIALLY INCREASE OUR COSTS AND LIKELY SUBSTANTIALLY DELAY OUR ABILITY TO COMMENCE CLINICAL TRIALS.

         Under the rules of the Food and Drug Administration islets used for implantation in humans must come from purpose-bred, pathogen free, vaccinated pigs (referred to as designated pathogen free pigs), raised in a United States Department of Agriculture certified facility specifically designed for biomedical research purposes. Establishing such a herd requires a clean room facility, a significant amount of time, and veterinary expertise. We currently


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receive designated pathogen free pigs for our preclinical research from the Mayo
Foundation for Medical Education and Research. We have not identified other suppliers in North America that can currently produce designated pathogen free pigs to the required specification, although others may exist. If the Mayo Foundation were to cease providing designated pathogen free pigs to us in sufficient quantities, we would be required either to locate another facility which is able to supply designated pathogen free pigs, which may not be possible, or to construct and operate our own facility. The cost to construct and operate our own farm facility would materially increase our costs of clinical studies and would likely delay the commencement or continuation of clinical studies for a period of two years or more.

         We could also experience substantially increased costs and substantial delays if the Mayo Foundation or any other facility which supplies designated pathogen free pigs, including any facility we operate ourselves, were to become contaminated. In such case there would be a delay of at least twelve months before such facility could again deliver designated pathogen free pigs. Were any of such events to occur before the commencement of clinical trials such trials might have to be delayed. Were any of such events to occur during clinical trials we may have to halt those clinical trials and could lose the benefit of the data gathered and the costs incurred. We could also lose key staff members and collaborators if clinical trials were substantially delayed. We would be required to continue to pay our operating expenses while we waited to recommence clinical trials and the payment of such expenses may deplete our cash reserves and make it more difficult for us to raise capital for future clinical trials. Our ability to execute our business plan could be threatened and our stock price could decline substantially in response to any of these occurrences.

         WE MAY NOT BE ABLE TO FORM AND MAINTAIN THE COLLABORATIVE RELATIONSHIPS THAT OUR BUSINESS STRATEGY REQUIRES AND IF WE CANNOT DO SO, OUR ABILITY TO DEVELOP PRODUCTS AND REVENUE WILL SUFFER.

         We must form research collaborations and licensing arrangements with several partners at the same time to operate our business successfully. To succeed we will have to maintain our existing relationships and establish additional collaborations. We may not be able to establish any additional research collaborations or licensing arrangements necessary to develop and commercialize products using our technology or that we can do so on terms favorable to us. If our collaborations are not successful or we are not able to manage multiple collaborations successfully, our programs may suffer.

         Collaborative agreements generally pose the following risks:

         o collaborators may not pursue further development and commercialization of products resulting from collaborations or may elect not to continue or renew research and development programs;

         o collaborators may delay clinical trials, underfund a clinical trial program, stop a clinical trial or abandon a product, repeat or conduct new clinical trials or require a new formulation of a product for clinical testing;

         o collaborators could independently develop, or develop with third parties, products that could compete with our future products;

         o a collaborator with marketing and distribution rights to one or more products may not commit enough resources to the marketing and distribution of our products, limiting our potential revenues from the commercialization of a product;


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         o        disputes may arise delaying or terminating the research,
                  development or commercialization of our products or result in significant litigation or arbitration; and

         o collaborations may be terminated and, if terminated, we would experience increased capital requirements if we elected to pursue further development of the product.

         In addition, there have been a significant number of recent business combinations among large pharmaceutical companies which have resulted in a reduced number of potential future collaborators. If business combinations involving our collaborators were to occur, the effect could be to diminish, terminate, or cause delays in one or more of our product development programs.

         DELAYS IN THE COMMENCEMENT OR COMPLETION OF CLINICAL TESTING COULD RESULT IN INCREASED COSTS TO US AND DELAY OUR ABILITY TO GENERATE SIGNIFICANT REVENUES.

         Delays in the commencement or completion of clinical testing could significantly impact our product development costs. We do not know whether planned clinical trials will begin on time or be completed on schedule, if at all. The commencement of clinical trials can be delayed for a variety of reasons, including delays in:

         o        obtaining regulatory approval to commence a clinical trial;

         o reaching agreement on acceptable terms with prospective contract research organizations and trial sites;

         o        manufacturing sufficient quantities of a product candidate;

         o obtaining institutional review board approval to conduct a clinical trial at a prospective site; and

         o identifying, recruiting and enrolling patients to participate in a clinical trial.

         In addition, once a clinical trial has begun, patient recruitment and enrollment may be slower than we anticipate. Further, a clinical trial may be suspended or terminated by us, our collaborators, the FDA or other regulatory authorities due to a number of factors, including:

         o failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols;

         o inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold;

         o        unforeseen safety issues; or

         o        lack of adequate funding to continue the clinical trial.

         If we experience delays in the completion of, or termination of, any clinical trial of any product candidate we advance into clinical trials, the commercial prospects for product candidates we may develop will be harmed, and our ability to generate product revenues from any product candidate we may develop will be delayed. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of a product candidate.


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Even if we are able to ultimately commercialize MicroIslet-P(TM) or any other product candidates, other therapies for the same indications may have been introduced to the market during the period we have been delayed and such therapies may have established a competitive advantage over our products.

         MICROISLET-P((TM)) AND ANY OTHER PRODUCT CANDIDATES WE ADVANCE INTO CLINICAL TRIALS ARE SUBJECT TO EXTENSIVE REGULATION, WHICH CAN BE COSTLY AND TIME CONSUMING, CAUSE UNANTICIPATED DELAYS OR PREVENT THE RECEIPT OF THE REQUIRED APPROVALS TO COMMERCIALIZE OUR PRODUCT CANDIDATES.

         The clinical development, manufacturing, labeling, storage, record-keeping, advertising, promotion, export, marketing and distribution of MicroIslet-P(TM) or any other product candidates we advance into clinical trials are subject to extensive regulation by the FDA in the United States and by comparable governmental authorities in foreign markets. In the United States, neither we nor our collaborators are permitted to market our product candidates until we or our collaborators receive approval of a Biologics License Application, or BLA, and/or a New Drug Application, or NDA, from the FDA. The process of obtaining BLA and/or NDA approval, particularly for a novel and complex product like MicroIslet-P(TM), is expensive and often takes many years. Approval policies or regulations may change. In addition, as a company, we have not previously filed a BLA or an NDA with the FDA. This lack of experience may impede our ability to obtain FDA approval in a timely manner, if at all, for our product candidates for which development and commercialization is our responsibility. The FDA or any of the corresponding foreign regulatory bodies might delay, limit or deny approval of any product candidate of ours, and accordingly, delay, limit or prevent us from generating revenue from that product.

         Also, recent events implicating questions about the safety of marketed drugs, including those pertaining to the lack of adequate labeling, may result in increased caution by the FDA in reviewing new drugs based on safety, efficacy or other regulatory considerations and may result in significant delays in obtaining regulatory approvals. Any delay in obtaining, or inability to obtain, applicable regulatory approvals would prevent us from commercializing our product candidates.

         MICROISLET-P(TM) OR ANY OTHER PRODUCT CANDIDATE WE ADVANCE INTO CLINICAL TRIALS MAY CAUSE UNDESIRABLE SIDE EFFECTS THAT COULD DELAY OR PREVENT ITS REGULATORY APPROVAL OR COMMERCIALIZATION.

         Undesirable side effects caused by MicroIslet-P(TM) or any other product candidate we advance into clinical trials could interrupt, delay or halt clinical trials and could result in the denial of regulatory approval by the FDA or other regulatory authorities for any or all targeted indications. This, in turn, could prevent us from commercializing MicroIslet-P(TM) or any other product candidate we advance into clinical trials.

         Any one or a combination of these events could prevent us from achieving or maintaining market acceptance of the affected product or could substantially increase the costs and expenses of commercializing the product, which in turn could delay or prevent us from generating significant revenues from the sale of the product.

         WHILE WE MAY SEEK TO TAKE ADVANTAGE OF VARIOUS REGULATORY MECHANISMS INTENDED TO ACCELERATE DEVELOPMENT AND APPROVAL FOR MICROISLET-P(TM) FOR THE TREATMENT OF INSULIN DEPENDENT DIABETES, WE MAY NOT BE ABLE TO SUBMIT A BLA OR NDA FOR MICROISLET-P(TM) UNTIL 2011, AT THE EARLIEST.

         If the results of our ongoing trials were positive, we may in the future file an NDA on the basis of a single study and seek FDA review under its accelerated approval regulations. Accelerated approval provides the opportunity for regulatory approval based on additional endpoints. We may not successfully complete clinical trials. Even if clinical trials were successfully completed,


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there are no assurances that the FDA will accept an NDA on the basis of a single study or review the NDA under the accelerated approval regulations. Failure to obtain review on the basis of a single study or accelerated approval could require us to complete additional and more extensive clinical trials, which would be costly and time consuming and delay potential FDA approval for several years. Even if we are able to obtain accelerated approval from the FDA, the FDA still may not grant our product full approval for commercial sale. The FDA would likely require that we conduct additional post-approval clinical studies as a condition of any approval.

         If a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address an unmet medical need for this condition, the drug sponsor may apply for FDA fast track designation. In addition to the benefits of accelerated approval, fast track designation may lead to a shorter FDA review period, which can be as short as six months, and the ability to submit portions of an NDA as they become available for required FDA review. Any fast track designation we may obtain may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data from our clinical development program or if a competitor's product is approved for the indication we are seeking. Any fast track designation we may obtain will not guarantee that we will qualify for or be able to take advantage of the priority review procedures following the submission of an NDA. Additionally, if fast track designation were to be withdrawn for any product for which we obtain such designation, our ability to receive FDA approval could be delayed considerably.

         IF WE RECEIVE REGULATORY APPROVAL WE WILL ALSO BE SUBJECT TO ONGOING FDA OBLIGATIONS AND CONTINUED REGULATORY REVIEW, SUCH AS CONTINUED SAFETY REPORTING REQUIREMENTS AND WE MAY ALSO BE SUBJECT TO ADDITIONAL FDA POST-MARKETING OBLIGATIONS. FDA AND CORRESPONDING FOREIGN REGULATORY REQUIREMENTS COULD ADVERSELY AFFECT OUR ABILITY TO GENERATE REVENUE AND REQUIRE ADDITIONAL EXPENDITURES TO BRING OUR PRODUCTS TO MARKET.

         Any regulatory approvals that we receive for our products may also be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for potentially costly post-marketing follow-up studies. In addition, we or our third party manufacturers may be required to undergo a pre-approval inspection of manufacturing facilities by the FDA and foreign authorities before obtaining marketing approval and will be subject to periodic inspection by the FDA and corresponding foreign regulatory authorities under reciprocal agreements with the FDA. Such inspections may result in compliance issues that could prevent or delay marketing approval or require the expenditure of money or other resources to correct noncompliance.

         If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions on that product, our collaborators or us, including requiring withdrawal of the product from the market. Our product candidates will also be subject to ongoing FDA requirements for the labeling, packaging, storage, advertising, promotion, record-keeping and submission of safety and other post-market information on the drug. If our product candidates fail to comply with applicable regulatory requirements, a regulatory agency may:

         o        issue warning letters;

         o        impose civil or criminal penalties;

         o        withdraw regulatory approval;

         o        suspend any ongoing clinical trials;


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         o        refuse to approve pending applications or supplements to
                  approved applications filed by us or our collaborators;

         o impose restrictions on operations, including costly new manufacturing requirements; or

         o        seize or detain products or require a product recall.

         Moreover, in order to market any products outside of the United States, we and our collaborators must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA approval. The regulatory approval process in other countries may include all of the risks described above regarding FDA approval in the United States. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others. Failure to obtain regulatory approval in other countries or any delay or setback in obtaining such approval could have the same adverse effects detailed above regarding FDA approval in the United States. As described above, such effects include the risk that our product candidates may not be approved for all indications requested, which could limit the uses of our product candidates and adversely impact potential royalties and product sales, and that such approval may be subject to limitations on the indicated uses for which the product may be marketed or require costly, post-marketing follow-up studies.

         If we or our collaborators fail to comply with applicable domestic or foreign regulatory requirements, we and our collaborators may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

         THE TRANSPLANTATION OF ANIMAL CELLS INTO HUMANS INVOLVES RISKS WHICH HAVE RESULTED IN ADDITIONAL FDA OVERSIGHT AND WHICH IN THE FUTURE MAY RESULT IN ADDITIONAL REGULATION THAT MAY PREVENT OR DELAY APPROVAL OF OUR POTENTIAL PRODUCTS AND REQUIRE ADDITIONAL EXPENDITURES TO BRING THESE PRODUCTS TO MARKET.

         Our business involves the transplantation of animal cells into humans, a process known as xenotransplantation. Xenotransplantation poses a risk that viruses or other animal pathogens may be unintentionally transmitted to a human patient. The FDA will require testing to determine whether infectious agents, including porcine endogenous retroviruses, also known as PERV, are present in patients who have received cells, tissues or organs from porcine sources. While PERV has not been shown to cause any disease in pigs, it is not known what effect, if any, PERV may have on humans.

         Other companies are currently conducting clinical trials involving the transplantation of porcine cells into humans. The FDA requires lifelong monitoring of these transplant recipients. If PERV or any other virus or infectious agent is detected in tests or samples from these transplant recipients, the FDA may require that we not initiate or we halt our clinical trials and perform additional tests to assess the risk of infection to potential patients. This could result in additional costs to us and delay in the trials of our products under development.

         The FDA has published guidelines for development of xenotransplantation products and is continuing to monitor closely the development of such products to determine if additional guidelines are required as more data is obtained. Failure to comply with FDA guidelines may result in fines and civil penalties, suspension of production, suspension or delay in product approval, product seizure or recall, or withdrawal of product approval.

         TO BE SUCCESSFUL, OUR PRODUCT CANDIDATES MUST BE ACCEPTED BY THE HEALTH CARE COMMUNITY, WHICH CAN BE VERY SLOW TO ADOPT OR UNRECEPTIVE TO NEW TECHNOLOGIES AND PRODUCTS.

         Our product candidates, if approved for marketing, may not achieve market acceptance since hospitals, physicians, patients or the medical community in general may decide to not accept and utilize these products. The product candidates that we are attempting to develop represent substantial departures from established treatment methods and will compete with a number of more conventional drugs and therapies manufactured and marketed by major pharmaceutical companies. The degree of market acceptance of any of our developed products will depend on a number of factors, including:

         o our establishment and demonstration to the medical community of the clinical efficacy and safety of our product candidates;

         o our ability to create products that are superior to alternatives currently on the market, including in terms of pricing and cost-effectiveness, relative convenience and ease of administration;

         o        the prevalence and severity of adverse side effects; and

         o our ability to establish in the medical community the potential advantage of our treatments over alternative treatment methods.

         If the health care community does not accept our products for any of the foregoing reasons, our revenues from the sale of any approved product would be significantly reduced.

         THE REIMBURSEMENT STATUS OF NEWLY APPROVED HEALTHCARE PRODUCTS AND TREATMENTS IS NOT ESTABLISHED AND FAILURE TO OBTAIN ADEQUATE REIMBURSEMENT COULD LIMIT OUR ABILITY TO MARKET ANY PRODUCTS WE MAY DEVELOP AND DECREASE OUR ABILITY TO GENERATE REVENUE.

         Our ability to commercialize our product candidates in both domestic and foreign markets successfully will depend in part on the extent to which governmental authorities, private health insurers, managed care programs and other organizations establish appropriate coverage and reimbursement levels for the cost of our products and related treatments. There is significant uncertainty related to the reimbursement of newly approved pharmaceutical products. Third party payors are increasingly attempting to contain healthcare costs and challenging the prices charged for medical products and services, both by limiting coverage and by reducing the level of reimbursement for pharmaceutical products and treatments. For example, the trend toward managed health care in the United States, which could significantly influence the purchase of health care services and products, as well as legislative proposals to reform health care or reduce government insurance programs, may result in lower prices for our product candidates or exclusion of our product candidates from coverage and reimbursement programs. If third parties fail to provide adequate reimbursement for our products, consumers and health care providers may choose not to use our products, which could significantly reduce our revenues from the sale of any approved product and prevent us from realizing an acceptable return on our investment in product development.

         IF OUR COMPETITORS DEVELOP TREATMENTS FOR INSULIN DEPENDENT DIABETES THAT ARE APPROVED MORE QUICKLY, MARKETED MORE EFFECTIVELY OR DEMONSTRATED TO BE MORE EFFECTIVE THAN OUR PRODUCT CANDIDATES, OUR ABILITY TO GENERATE PRODUCT REVENUE WILL BE REDUCED OR ELIMINATED.

         The biotechnology and biopharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. We face competition from many different sources, including commercial pharmaceutical and biotechnology enterprises, academic institutions, government agencies, and private and public research institutions. Most major pharmaceutical companies and many biotechnology companies are aggressively pursuing new diabetes treatment programs, including both therapies with traditional as well as novel mechanisms of action. We are aware of competitive products, including approved and marketed products as well as products in development.

         Many of our competitors have significantly greater financial, product development, manufacturing and marketing resources than us. Large pharmaceutical companies have extensive experience in clinical testing and obtaining regulatory approval for drugs. These companies also have significantly greater research capabilities than us. In addition, many universities and private and public research institutes are active in diabetes research, some in direct competition with us. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies, universities or research institutes. Our competitors may succeed in developing products for the treatment of insulin dependent diabetes that are more effective, better tolerated or less costly than any which we may offer or develop. Our competitors may succeed in obtaining approvals from the FDA and foreign regulatory authorities for their product candidates sooner than we do for ours. We will also face competition from these third parties in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, and in acquiring and in-licensing technologies and products complementary to our programs or advantageous to our business.

         IF WE ARE UNABLE TO PROTECT EFFECTIVELY OUR INTELLECTUAL PROPERTY THIRD PARTIES MAY USE OUR TECHNOLOGY, WHICH COULD IMPAIR OUR ABILITY TO COMPETE IN OUR MARKETS.

         Our success will depend on our ability to obtain and protect patents on our technology and to protect our trade secrets. The patents we currently license and any future patents we may obtain or license, may not afford meaningful protection for our technology and products. Others may challenge our patents and, as a result, our patents could be narrowed, invalidated or unenforceable. In addition, our current and future patent applications may not result in the issuance of patents in the United States or foreign countries. Competitors might develop products similar to ours that do not infringe our patents. In order to protect or enforce our patent rights, we may initiate interference proceedings, oppositions, or patent litigation against third parties, such as infringement suits. These lawsuits could be expensive, take significant time and divert management's attention from other business concerns. The patent position of biotechnology firms generally is highly uncertain, involves complex legal and factual questions, and has recently been the subject of much litigation. No consistent policy has emerged from the U.S. Patent and Trademark Office or the courts regarding the breadth of claims allowed or the degree of protection afforded under biotechnology patents. In addition, there is a substantial backlog of biotechnology patent applications at the U.S. Patent and Trademark Office, and the approval or rejection of patent applications may take several years.

         In addition to patent protection, we require our employees, consultants, advisors, and collaborators to execute confidentiality agreements. However, these agreements may not provide us with adequate protection against improper use or disclosure of confidential information. In addition, in some situations, these agreements may conflict with, or be subject to, the rights of third parties with whom our employees, consultants or advisors have prior employment or consulting relationships. Further, others may gain access to our trade secrets or independently develop substantially equivalent proprietary information and techniques.

         OUR SUCCESS WILL DEPEND PARTLY ON OUR ABILITY TO OPERATE WITHOUT INFRINGING ON OR MISAPPROPRIATING THE PROPRIETARY RIGHTS OF OTHERS. IF WE ARE SUED SUCCESSFULLY FOR INFRINGEMENT OR MISAPPROPRIATION OF ANOTHER'S PROPRIETARY RIGHTS, OUR ABILITY TO GENERATE REVENUE COULD BE SUBSTANTIALLY REDUCED OR ELIMINATED.

         Any of our anticipated products may infringe patent and other proprietary rights of third parties. In addition, our competitors, many of which have substantially greater resources than us and have made significant investments in competing technologies or products, may seek to apply for and obtain patents that will prevent, limit or interfere with our ability to make, use and sell products either in the U.S. or international markets. Intellectual property litigation is costly, and even if we prevail, the cost of such litigation could adversely affect our business, financial condition and results of operations. In addition, litigation is time consuming and could divert management attention and resources away from our business. If we do not prevail in any litigation, we could be required to stop the infringing activity and/or pay substantial damages. Under some circumstances in the United States, these damages could be triple the actual damages the patent holder incurs. If we have supplied infringing products to third parties for marketing or licensed third parties to manufacture, use or market infringing products, we may be obligated to indemnify these third parties for any damages they may be required to pay to the patent holder and for any losses the third parties may sustain themselves as the result of lost sales or damages paid to the patent holder.

         If a third party holding rights under a patent successfully asserts an infringement claim with respect to any of our products, we may be prevented from manufacturing or marketing our infringing product in the country or countries covered by the patent we infringe, unless we can obtain a license from the patent holder. Any required license may not be available to us on acceptable terms, or at all. Some licenses may be non-exclusive, and therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around a patent, we may be unable to market some of our anticipated products, which would adversely affect our ability to generate and grow revenues.

         SOME JURISDICTIONS MAY REQUIRE US TO GRANT LICENSES TO THIRD PARTIES. SUCH COMPULSORY LICENSES COULD BE EXTENDED TO INCLUDE SOME OF OUR PRODUCT CANDIDATES, WHICH MAY LIMIT OUR POTENTIAL REVENUE OPPORTUNITIES.

         Many countries, including certain countries in Europe, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, most countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may be limited to monetary relief and may be unable to enjoin infringement, which could materially diminish the value of the patent. Compulsory licensing of life-saving products is also becoming increasingly popular in developing countries, either through direct legislation or international initiatives. Such compulsory licenses could be extended to include some of our product candidates, which may limit our potential revenue opportunities.

         WE HAVE NO COMMERCIAL PRODUCTION CAPABILITY AND WE MAY ENCOUNTER PRODUCTION PROBLEMS OR DELAYS, WHICH COULD RESULT IN LOWER REVENUE.

         To date, we have not produced any product. To achieve anticipated customer demand levels, we will need to scale-up our production capability and maintain adequate levels of inventory. We may not be able to produce sufficient quantities to meet market demand. We may not be able to maintain acceptable quality standards if we ramp up production. If we cannot achieve the required level and quality of production, we may need to outsource production or rely on licensing and other arrangements with third parties. We may not be able to successfully outsource our production or enter into licensing or other arrangements under acceptable terms with these third parties, which could adversely affect our business. Our inability to identify potential manufacturers, or to enter into or maintain agreements with them on acceptable terms, could delay or prevent the commercialization of our products, which would adversely affect our ability to generate revenues and could prevent us from achieving or maintaining profitability. In addition, reliance on third-party manufacturers could reduce our gross margins and expose us to the risks inherent in relying on others. We may also encounter problems with production yields; shortages of qualified personnel; production costs; and the development of advanced manufacturing techniques and process controls.

         WE WILL BE REQUIRED TO COMPLY WITH GOOD MANUFACTURING PRACTICE REQUIREMENTS, AND OUR FAILURE TO DO SO MAY SUBJECT US TO FINES AND OTHER PENALTIES THAT WILL DELAY OR PREVENT US FROM MARKETING AND SELLING OUR PRODUCTS.

         We, our collaborators or other third party manufacturers of our products must comply with current good manufacturing practice, or cGMP, requirements demanded by customers and enforced by the FDA through its facilities inspection program. These requirements include quality control, quality assurance and the maintenance of records and documentation. We, our collaborators or other third party manufacturers of our products may be unable to comply with these cGMP requirements and with other FDA, state and foreign regulatory requirements. These requirements may change over time and we or third party manufacturers may be unable to comply with the revised requirements. A failure to comply with these requirements may result in fines and civil penalties, suspension of production, suspension or delay in product approval, product seizure or recall, or withdrawal of product approval. If the safety of any quantities supplied by third-parties is compromised due to their failure to adhere to applicable laws or for other reasons, we may not be able to obtain regulatory approval for or successfully commercialize product candidates that we may develop.

         WE MAY INCUR SUBSTANTIAL LIABILITIES FROM ANY PRODUCT LIABILITY CLAIMS, INCLUDING CLAIMS MADE AGAINST THIRD PARTIES WE HAVE AGREED TO INDEMNIFY. OUR INSURANCE COVERAGE FOR THOSE CLAIMS MAY BE UNAVAILABLE OR INADEQUATE.

         We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials, and will face an even greater risk if we sell our product candidates commercially. An individual may bring a liability claim against us if one of our product candidates causes, or merely appears to have caused, an adverse effect or injury. These risks will exist even for products developed that may be cleared for commercial sale. If we cannot successfully defend ourselves against any product liability claims, we may incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in any one or a combination of the following:

         o        injury to our reputation;

         o        withdrawal of clinical trial participants;

         o        costs of related litigation;

         o        substantial monetary awards to patients or other claimants;

         o        decreased demand for our product candidates;

         o        loss of revenues; and

         o        the inability to commercialize our product candidates.

         We intend to secure limited product liability insurance coverage, but may not be able to obtain such insurance on acceptable terms with adequate coverage, or at reasonable or affordable costs. The amount of insurance coverage we obtain may not be adequate to protect us from all liabilities. We may not have sufficient resources to pay for any liabilities resulting from a claim beyond the limit of, or excluded from, our insurance coverage.

         WE USE BIOLOGICAL AND HAZARDOUS MATERIALS IN OUR BUSINESS. IF WE ARE SUBJECT TO CLAIMS RELATING TO IMPROPER HANDLING, STORAGE OR DISPOSAL OF THESE MATERIALS OUR FINANCIAL CONDITION WOULD SUFFER.

         Our research and development processes involve the storage, use and disposal of hazardous materials, including biological hazardous materials, that could be dangerous to human health and safety or the environment. We are subject to federal, state and local regulations governing the use, manufacture, storage, handling and disposal of materials and waste products. Compliance with applicable environmental laws and regulations may be expensive and current or future environmental laws and regulations may impair our product development efforts.

         In the event of an accident we could be held liable for any damages that result and any liability could exceed the limits or fall outside the coverage of our insurance. We may not be able to maintain insurance on acceptable terms, or at all. We could be required to incur significant costs to comply with current or future environmental laws and regulations.

RISKS RELATING TO THIS OFFERING AND OUR STOCK

         A SUBSTANTIAL NUMBER OF SHARES WE HAVE ISSUED IN EXEMPT TRANSACTIONS ARE, OR ARE BEING MADE, AVAILABLE FOR SALE ON THE OPEN MARKET. THE RESALE OF THESE SECURITIES MIGHT ADVERSELY AFFECT OUR STOCK PRICE.

         The sale of a substantial number of shares of our common stock under our registration statements, or in anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

         The 2,558,755 previously issued shares of the 3,962,389 shares offered by this prospectus are approximately 5.3% of our common shares outstanding on August 6, 2006. Assuming the 1,403,634 shares offered by this prospectus which may be issued pursuant to the exercise of warrants are outstanding, then the 3,962,389 shares represent 8.0% of our common stock. In addition, we have on file with the SEC an effective registration statement for a total of 14,010,044 shares for resale by investors and investment-related service providers. The selling stockholders in that registration statement and in this prospectus will be permitted to sell their registered shares in the open market from time to time without advance notice to us or to the market and without limitations on volume.

         Sales of shares pursuant to exercisable options and warrants could also lead to subsequent sales of the shares in the public market. These sales, together with sales by other existing stockholders, could depress the market price of our stock by creating an excess in supply of shares for sale. Availability of these shares for sale in the public market could also impair our ability to raise capital by selling equity securities.

         OUR STOCK IS THINLY TRADED, WHICH CAN LEAD TO PRICE VOLATILITY AND DIFFICULTY IN LIQUIDATING YOUR INVESTMENT.

         The trading volume of our stock has been low, which can cause the trading price of our stock to change substantially in response to relatively small orders. During the quarter ended June 30, 2006, the average daily trading volume of our stock was approximately 86,000 shares and the shares traded as low as $1.46 and as high as $2.45 per share. Both volume and price could also be subject to wide fluctuations in response to the following:

         o announcements of technological innovations by us or by our competitors;

         o        the introduction of new products by us or by our competitors;

         o costs and expenses associated with delays or changes and regulatory requirements for pre-clinical testing and clinical trials;

         o the timing and achievement of regulatory approvals or disapprovals;

         o developments or disputes concerning patent or proprietary rights; and

         o general market perception of biotechnology and pharmaceutical companies.

         SHARES ISSUED UPON THE EXERCISE OF OPTIONS AND WARRANTS COULD DILUTE YOUR STOCK HOLDINGS AND ADVERSELY AFFECT OUR STOCK PRICE.

         We have issued options and warrants to acquire common stock to our employees, directors, consultants and investors at various prices, some of which are or may in the future be below the market price of our stock. If exercised, these options and warrants will cause immediate and possibly substantial dilution to our stockholders. We currently have options and warrants for approximately 8,473,512 million shares outstanding that have exercise prices at or below the recent closing price of our stock on September 15, 2006 of $1.80 per share. We have options and warrants for 4,128,561 million shares outstanding at prices above the recent $1.80 market price, and if the market price increases, these options and warrants could have a dilutive effect on stockholders if exercised. Future options issued under our stock option plan may have further dilutive effects.

         IF THE OWNERSHIP OF OUR COMMON STOCK CONTINUES TO BE HIGHLY CONCENTRATED IT MAY PREVENT YOU AND OTHER STOCKHOLDERS FROM INFLUENCING SIGNIFICANT CORPORATE DECISIONS AND MAY RESULT IN CONFLICTS OF INTEREST THAT COULD CAUSE OUR STOCK PRICE TO DECLINE.

         As of August 6, 2006, our executive officers, directors and their affiliates beneficially own or control approximately 30.2% of the outstanding shares of our common stock (after giving effect to the exercise of all options and warrants held by them which are exercisable within sixty days of August 6,
2006). Accordingly, our current executive officers, directors and their affiliates will have substantial control over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transactions. These stockholders may also delay or prevent a change of control of us, even if such a change of control would benefit our other stockholders. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors' perception that conflicts of interest may exist or arise.

         WE MAY ISSUE PREFERRED STOCK IN THE FUTURE AND THE TERMS OF THE PREFERRED STOCK MAY REDUCE THE VALUE OF YOUR COMMON STOCK.

         We are authorized to issue up to 10,000,000 shares of preferred stock in one or more series. Our board of directors will be able to determine the terms of preferred stock without further action by our stockholders. If we issue preferred stock it could affect your rights or reduce the value of your common stock. In particular, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with or sell our assets to a third party. These terms may include voting rights, preferences as to dividends and liquidation, conversion and redemption rights, and sinking fund provisions.

         NEVADA LAW AND PROVISIONS IN OUR CHARTER DOCUMENTS MAY DELAY OR PREVENT A POTENTIAL TAKEOVER BID THAT WOULD BE BENEFICIAL TO COMMON STOCKHOLDERS.

         Our articles of incorporation and our bylaws contain provisions that may enable our board of directors to discourage, delay or prevent a change in our ownership or in our management. In addition, these provisions could limit the price that investors would be willing to pay in the future for shares of our common stock. These provisions include the following:

         o our board of directors may increase the size of the board of directors and fill vacancies on the board of directors;

         o stockholder proposals and nominations for directors to be brought before an annual meeting of our stockholders must comply with advance notice procedures, which require, among other things, that all such proposals and nominations must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year;

         o our bylaws provide that a special meeting of stockholders may be called only by our chairman, chief executive officer or a majority of our board of directors; and

         o our board of directors is expressly authorized to make, alter or repeal our bylaws.

         In addition, provisions of Chapter 78 of the Nevada Revised Statutes contain provisions that may enable our board of directors to discourage, delay or prevent a change in our ownership or in our management. The combinations with interested stockholders provisions of the Nevada Revised Statutes, subject to certain exceptions, restrict the ability of our company to engage in any combination with an interested stockholder for three years after the date a stockholder becomes an interested stockholder, unless, prior to the stockholder becoming an interested stockholder, our board of directors gave approval for the combination or the acquisition of shares which caused the stockholder to become an interested stockholder. If the combination or acquisition was not so approved prior to the stockholder becoming an interested stockholder, the interested stockholder may effect a combination after the three-year period only if either the stockholder receives approval from a majority of the outstanding voting shares, excluding shares beneficially owned by the interested stockholder or its affiliates or associates, or the consideration to be paid by the interested stockholder exceeds certain thresholds set forth in the statute. For purposes of the foregoing provisions, "interested stockholder" means either a person, other than our company or our subsidiaries, who directly or indirectly beneficially owns 10% or more of the voting power of our outstanding voting shares, or one of our affiliates or associates which at any time within three years immediately before the date in question directly or indirectly beneficially owned 10% or more of the voting power of our outstanding shares.

         In addition, the acquisition of controlling interest provisions of the Nevada Revised Statutes provide that a stockholder acquiring a controlling interest in our company, and those acting in association with that stockholder, obtain no voting rights in the control shares unless voting rights are conferred by stockholders holding a majority of our voting power (exclusive of the control shares). For purposes of these provisions, "controlling interest" means the ownership of outstanding voting shares enabling the acquiring person to exercise (either directly or indirectly or in association with others) one-fifth or more but less than one-third, one-third or more but less than a majority, or a majority or more of the voting power in the election of our directors, and "control shares" means those shares the stockholder acquired on the date it obtained a controlling interest or in the 90-day period preceding that date. Accordingly, the provisions could require multiple votes with respect to voting rights in share acquisitions effected in separate stages, and the effect of these provisions may be to discourage, delay or prevent a change in control of our company.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Statements in this prospectus and in the documents incorporated by reference in this prospectus that are not statements of historical fact are forward-looking statements. These statements relate to our future plans, objectives, expectations and intentions. You may generally identify these statements by the use of words such as "expect," "anticipate," "may," "might" and similar expressions.

         You should not place undue reliance on our forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous risks and uncertainties that are beyond our control, including those we discuss in "Risk Factors" and elsewhere in this prospectus and in the documents incorporated by reference in this prospectus, that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements express or implied by these forward-looking statements. The information in this prospectus speaks only as of the date of this prospectus and the information incorporated herein by reference speaks only as of its date. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. You should not rely on these statements without also considering the risks and uncertainties associated with these statements and our business.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale or other disposition of the shares of common stock or interests therein offered by this prospectus. However, we did receive approximately $3.9 million in net cash proceeds from the sale of shares of common stock in the August 2006 financing. We intend to use the cash we received for general corporate and working capital purposes. We will issue an aggregate of 1,403,634 shares of common stock potentially offered by this prospectus only upon the exercise of stock purchase warrants by certain of the selling stockholders. If the selling stockholders exercise the stock purchase warrants for cash, we could receive proceeds of up to approximately $2.3 million. There can be no assurance that the selling stockholders will exercise any of these warrants, or, if exercised, that they will be exercised for cash, that any of the underlying shares of common stock will be sold under this prospectus, or that we will receive any proceeds from the exercise of the stock purchase warrants.

                 ISSUANCE OF SECURITIES TO SELLING STOCKHOLDERS

         This prospectus covers securities which we issued in two separate transactions.

         AUGUST 2006 FINANCING. On August 3, 2006, we completed a private placement of shares of our common stock and warrants to purchase our common stock to certain of the selling stockholders named in this prospectus. We refer to these selling stockholders as the August 2006 financing stockholders. The August 2006 financing stockholders paid us an aggregate of approximately $3.9 million in net proceeds in consideration for 2,552,061 shares of our common stock at a price of (a) $1.67 per share if the selling stockholder is a director, officer, employee or consultant of our company, or an affiliate of such person, and (b) $1.50 per share otherwise. In connection with this financing, we issued a warrant to each August 2006 financing stockholder. The warrants are exercisable for an aggregate of 1,403,634 shares of common stock at an exercise price of (a) $1.67 per share if the selling stockholder is a director, officer, employee or consultant of our company, or an affiliate of such person, and (b) $1.65 per share otherwise. These warrants will be exercisable from February 3, 2007 until August 3, 2011.

         Each of the August 2006 financing stockholders represented that it had acquired the securities for investment purposes only and with no present intention of distributing those securities, except in compliance with all applicable securities laws. In addition, each of the August 2006 financing stockholders represented that it qualified as an "accredited investor", as that term is defined in Rule 501 under the Securities Act of 1933.

         We agreed to file a registration statement, of which this prospectus is a part, prior to October 2, 2006 to register for resale the shares purchased under the securities purchase agreement as well as the shares that may be purchased under the warrants. We also agreed to have this registration statement declared effective as soon as possible and in any event by December 1, 2006 (or by December 29, 2006, if we are informed by the Staff of the Securities Exchange Commission that it will review this registration statement). Once the registration statement is declared effective, we have agreed to use our best efforts to keep it continuously effective until the date when all of the shares covered by this prospectus have been sold or may be sold without volume restrictions in accordance with Rule 144(k) under the Securities Act of 1933. If we do not comply with our registration obligations, we have agreed to pay to each selling stockholder liquidated damages in the amount of 1% per month (accruing daily), with limitations on the maximum amount of liquidated damages as provided for in the registration rights agreement dated July 27, 2006. We will be permitted to pay any such liquidated damages in cash or in shares of our common stock at our election.

         DECEMBER 2005 FINANCING. In December 2005, we completed a private placement of shares of our common stock and warrants to purchase our common stock to certain of the selling stockholders named in this prospectus. We refer to these selling stockholders as the December 2005 financing stockholders. The December 2005 financing stockholders paid us an aggregate of approximately $3.0 million in net proceeds in consideration for 2,285,000 shares of our common stock at a price of $1.50 per share. In connection with this financing, we issued a warrant to each December 2005 financing stockholder. The warrants are exercisable for an aggregate of 1,142,500 shares of common stock at an exercise price of $1.65 per share. These warrants are exercisable until December 29, 2010.

         The shares and the number of shares subject to warrants in the December 2005 financing were previously registered on a registration statement declared effective by the SEC on May 12, 2006. We refer to that registration statement as the May 2006 Registration Statement. Pursuant to the registration rights agreement we entered into in connection with the December 2005 financing, we agreed that if (a) we failed to prepare and file a registration statement covering such shares of common stock and such shares of common stock issuable upon exercise of the warrants by January 27, 2006, (b) the registration statement was not declared effective by March 29, 2006, or (c) some of the selling stockholders holding such securities were unable to re-sell their shares purchased in the December 2005 financing or upon exercise of their warrants, we are obligated to pay liquidated damages to the purchasers equal to 0.0003 times the purchase price of the securities they continue to own for each day when any such condition was or is ongoing. We are permitted to issue any such liquidated damages in cash or in shares of common stock for the 5 trading days prior to the date of issue. We were required to pay such damages no later than the first trading day of each calendar month immediately following the month in which the damage accrue.

         As we did not satisfy our obligations described in sections (a) and (b) above, the December 2005 financing stockholders were entitled to liquidated damages. In March 2006, the executive committee of our board of directors resolved to pay these liquidated damages in common stock, and to issue the common stock in payment of those damages as of the first trading day of each calendar month immediately following the month in which the damages accrue, using the valuation formula described above. In accordance with these resolutions, we issued an aggregate of 56,881 shares of common stock to the December 2005 financing stockholders representing payment of liquidated damages which accrued through May 12, 2006, the effectiveness date of the May 2006 Registration Statement. We previously registered 50,187 of such shares on the May 2006 Registration Statement and, accordingly, are registering the remaining 6,694 on the registration statement, of which this prospectus is a part.

         We have agreed to use our best efforts to keep the May 2006 Registration Statement and the registration statement, of which this prospectus is a part, effective until the earlier date when all of the shares covered by such registration statements have been sold or may be sold without volume restrictions in accordance with Rule 144(k) under the Securities Act of 1933. If we do not comply with our registration obligations, we have agreed to the August 2006 financing stockholders and the December 2005 financing stockholders to pay additional liquidated damages in accordance with the terms described above.

                              SELLING STOCKHOLDERS

         We are registering for sale or other disposition shares of our common stock held by the selling stockholders. The term "selling stockholders" includes the stockholders listed below and their transferees, pledgees, donees or other successors.

         The following table sets forth information regarding beneficial ownership of our common stock which is based on information provided by the selling stockholders as of August 3, 2006, and supplemented with securities purchased in the August 2006 financing, unless otherwise noted. The selling stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their shares of common stock in transactions exempt from the registration requirements of the Securities Act since the date as of which they provided this information.

         Except as described below, none of the selling stockholders has held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years other than as a result of the ownership of our securities. We may amend or supplement this prospectus from time to time to update the disclosure set forth in it.

         Each of the selling stockholders that is affiliated with a registered broker-dealer purchased the securities described under the heading "Issuance of Securities to Selling Stockholders" in the ordinary course of business and do not have any agreement or understandings, directly or indirectly, to distribute the shares offered by this prospectus.

----------------------------------------------------------------------------------------------------------------------------------
                                             Shares
                              Shares       Underlying
                             Acquired       Warrants        Shares                                 Maximum
                             in August     Acquired in     Issued as         Total Shares          Shares          Total Shares
                               2006        August 2006    Liquidated      Beneficially Owned       Offered      Beneficially Owned
                             Financing    Financing (1)   Damages (2)       Before Offering       Hereby (3)    After Offering (4)
----------------------------------------------------------------------------------------------------------------------------------
Name of Selling Stockholder    Number        Number         Number         Number        %+         Number        Number      %+
----------------------------------------------------------------------------------------------------------------------------------

Stephen M. Ross (5) (7)           333,333      183,333           -        583,333      1.20%       516,666        250,000       *%

William D. Hecht (5) (6) (8)       30,000       16,500          88        130,088         *%        46,588        100,000       *%

Martin S. Burger (5)              200,000      110,000           -        200,000         *%       310,000              -       *%

Harold Levine (5) (6) (9) (23)    266,667      146,667       1,376      1,009,151      2.08%       414,710        741,108    1.53%

Peter Knobel (5) (6) (10)         333,333      183,333         586      1,639,312      3.38%       517,252      1,305,393    2.69%

Catalytix, LDC (5) (11)            16,680        9,174           -         16,680         *%        25,854              -       *%

Catalytix LDC Life Science
  Hedge AC (5) (11)                50,040       27,522           -         92,540         *%        77,562         42,500       *%

Phil McConkey (5)                 100,000       55,000           -        100,000         *%       155,000              -       *%

Ronald Katz (5) (6) (12)          133,333       73,333       1,231      2,259,959      4.66%       207,897      2,125,395    4.38%

Kyle P. Harrington (5)             16,667        9,167           -         20,000         *%        25,834          3,333       *%

Richard Schoninger (5) (13)       133,333       73,333           -      3,324,183      6.89%       206,666      3,190,850    6.61%

Andrew Farkas (5)                 160,000       88,000           -        160,000         *%       248,000              -       *%

Charles C. McGettigan (5)          66,000       36,300           -         66,000         *%       102,300              -       *%

Douglas Luce (5) (14) (23)        100,000       55,000           -        388,462         *%       155,000        288,462       *%

Matthew Szulik (5) (6) (15)       166,667       91,667         977        762,447      1.57%       259,311        594,803    1.23%

Majer and Company, Inc. (5)        66,667       36,667           -         66,667         *%       103,334              -       *%

Denise L. Sunseri (5) (16)         50,000       27,500           -         50,000         *%        77,500              -       *%

Myron A. Wick III (5) (17)        239,521      131,737           -        750,217      1.55%       371,258        510,696    1.06%

D-W Investments, LLC (5) (17)      89,820       49,401           -        260,012         *%       139,221        170,192       *%

Michael Genatt (6) (18) (23)            -            -          88         76,100         *%            88         76,012       *%

Richard Genatt (6) (19) (23)            -            -          88         45,747         *%            88         45,659       *%

Harry Steinmetz (6) (20) (23)           -            -          88        251,000         *%            88        250,912       *%

Southridge Partners, LP (6)
  (21) (23)                             -            -       1,953        349,928         *%         1,953        347,975       *%

Brandon Palmer (6) (22) (23)            -            -         219        176,867         *%           219        176,648       *%
----------------------------------------------------------------------------------------------------------------------------------
                        TOTAL:  2,552,061    1,403,634       6,694     12,778,693     26.41%     3,962,389     10,219,938   21.12%
----------------------------------------------------------------------------------------------------------------------------------

* Less than one percent.

+ Percentage ownership based on 48,248,593 shares of common stock outstanding as of August 6, 2006. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to those shares.

(1) The selling stockholders were issued these warrants in connection with purchases of common stock by them in the August 2006 financing. These warrants are not exercisable within 60 days of August 3, 2006 and therefore the common stock underlying these warrants are not shown as being beneficially owned in the selling stockholder table.

(2) Includes the additional shares of common stock issued in payment of liquidated damages accrued in connection with the December 2005 financing.

(3) Includes the shares of common stock which are the subject of this prospectus as follows: 2,552,061 shares of common stock previously issued to the August 2006 financing stockholders, 1,403,634 shares of common stock that may be acquired by the August 2006 financing stockholders upon exercise of their respective warrants, and 6,694 additional shares of common stock that were issued in payment of liquidated damages accrued in connection with the December 2005 financing.

(4) Assumes the sale of all shares offered and no other purchases or sales of common stock.

(5) Each of these selling stockholders is an August 2006 financing stockholder.

(6) Each of these selling stockholders is a December 2005 financing stockholder.

(7) Includes 250,000 shares of common stock subject to warrants.

(8) Includes 15,000 shares of common stock subject to warrants.

(9) Includes 246,154 shares of common stock subject to warrants.

(10) Includes 600,500 shares of common stock subject to warrants. Includes 118,462 shares of common stock subject to a warrant held by the 1996 Knobel Childrens Investment Trust (the "1996 Trust"). Mr. Knobel and Mr. Marc Solomon, each a trustee of the 1996 Trust, share voting and investment control over the shares held by the 1996 Trust.

(11) Catalytix LDC and Catalytix LDC Life Science Hedge AC are managed by Array Capital Management, LLC. This Selling Stockholder has advised the company that Kenneth A. Sorensen, Ph.D. has dispositive and voting authority for all of its shares in the company.

(12) Includes 245,000 shares subject to warrants. Includes 15,000 shares held jointly with Ellen R. Shafran, Mr. Katz's sister and 22,000 shares held by Mr. Katz's minor children, over which the selling stockholder possesses voting and investment control. Includes 116,100 shares held by Mr. Katz's father. Mr. Katz disclaims beneficial ownership over the shares held by his father. Includes 297,204 shares beneficially owned by King Louie Enterprises LLC over which Mr. Katz possesses voting and investment control.

(13) Includes 3,000 shares held by Mr. Schoninger's minor son, for which Mr. Schoninger may be deemed to share voting and investment control with the child's mother. The ownership information for Mr. Schoninger in this table is based solely on information provided by Mr. Schoninger in June 2005.

(14) Includes 96,154 shares subject to warrants.

(15) Includes 258,334 shares subject to warrants.

(16) Ms. Sunseri is an affiliate of our interim Chief Financial Officer, Kevin
A. Hainley. Accordingly, the purchase price of the shares sold to her, and the exercise price of the warrants granted to her in the August 2006 financing is $1.67.

(17) Mr. Wick joined our board of directors in July 2004 and currently serves as the Vice Chairman of our board. Accordingly, the purchase price of the shares sold to him, and the exercise price of the warrants granted to him in the August 2006 financing is $1.67. His beneficial ownership includes (a) 72,222 shares that are issuable upon exercise of options held by Mr. Wick that are exercisable within 60 days of August 3, 2006, and (b) 240,781 shares beneficially owned by D-W Investments, L.L.C., over which Mr. Wick shares voting and investment control with James W. DeYoung, Walter D. Wick, Penelope W. DeYoung and Wendy W. Chase.

(18) Includes (a) 15,000 shares of common stock subject to warrants held by Mr. Michael Genatt and (b) 10,000 shares owned by Mr. Genatt's minor child and 31,100 shares beneficially owned by Python V Investments LLC over which the selling stockholder possesses voting and investment control over.

(19) Includes 15,000 shares of common stock subject to warrants.

(20) Includes 15,000 shares of common stock subject to warrants.

(21) Includes 333,333 shares of common stock subject to warrants. Mr. Stephen Hicks, Managing Director of Southridge Partners, LP, possesses voting and investment control over the shares listed.

(22) Includes 37,500 shares of common stock subject to warrants.

(23) Information provided by these selling stockholders is as of August 31, 2006.

                              PLAN OF DISTRIBUTION

         The selling stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

         o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

         o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

         o an exchange distribution in accordance with the rules of the applicable exchange;

         o        privately negotiated transactions;

         o        short sales;

         o broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

         o        a combination of any such methods of sale; and

         o        any other method permitted pursuant to applicable law.

         The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

         The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

         Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

         The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

         The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

         The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

         The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

         The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling stockholders.

                                  LEGAL MATTERS

         Certain legal matters relating to the offering will be passed upon for us by Sheppard, Mullin, Richter & Hampton LLP, San Diego, California.

                                     EXPERTS

         The consolidated financial statements incorporated in this prospectus by reference from the Company's Annual Report on Form 10-KSB for the year ended December 31, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph referring to the Company's ability to continue as a going concern), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         This prospectus is part of a registration statement on Form S-3 that was filed with the Securities and Exchange Commission, which we sometimes refer to as the SEC. This prospectus and any subsequent prospectus supplements do not contain all of the information in the registration statement. We have omitted from this prospectus some parts of the registration statement as permitted by the rules and regulations of the SEC. In addition, we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents that we have filed with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

                      INFORMATION INCORPORATED BY REFERENCE

         We have elected to "incorporate by reference" certain information into this prospectus. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the
SEC:

         o Annual Report on Form 10-KSB for our year ended December 31, 2005;

         o Quarterly Reports on Form 10-QSB for our quarters ended March 31, 2006 and June 30, 2006;

         o Current Reports on Form 8-K filed with the SEC on January 19, 2006, January 27, 2006, February 17, 2006, March 21, 2006,
                  April 4, 2006, May 12, 2006, June 9, 2006, June 20, 2006,
                  August 1, 2006 (amended August 7, 2006), August 16, 2006, August 23, 2006, and October 6, 2006;

         o        Registration Statement on Form 8-A filed May 27, 2004.

         o We also incorporate by reference all documents we file in the future pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of the offering.

         You may obtain copies of these documents on the web site maintained by the SEC at www.sec.gov, or from us without charge (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents) by contacting us at MicroIslet, Inc., 6370 Nancy Ridge Drive, Suite 112, San Diego, California 92121, Attn: Chief Financial Officer.